Filed by Public Storage

(Commission File No. 001-33519)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed Pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Companies: Life Storage, Inc. (Commission File No. 001-13820)

and Life Storage LP (Commission File No. 000-24071)

The below email from Public Storage’s CEO, Joe Russell, was distributed to Public Storage employees on February 5, 2023.

Subject: Company News

Sent on behalf of Joe Russell, President and CEO

Dear Team Members,

I am writing today to share some exciting news for our company. Earlier today, we made a public offer to buy Life Storage, Inc. This potential transaction will unlock growth and value creation opportunities embedded in Life Storage’s portfolio. Our proposal would create a combined company with significant advantages and a strong trajectory of profitable growth.

Typically, we share news like this when we have agreed to a final deal. In this case, it was necessary to take our offer public before that because Life Storage has been unwilling to engage with us, despite our repeated attempts to do so. We believe that by making the terms of our offer public, their shareholders will clearly see the compelling nature of our proposal and motivate the Life Storage team to enter into discussions with us.

I am sure you all have questions and will continue to as this process plays out over time. We don’t know if our efforts will ultimately result in a transaction. At the very least, they will signal our confidence as the leading team, brand, and performer in the self-storage industry. I want to assure you that for now everything at Public Storage remains the same.

If we do reach an agreement, we will inform you as soon as we are legally able. In situations like this, it is not uncommon to see speculation in the media and for the process to take some time. As always, if you receive a question from media, please do not comment but rather direct those inquiries to **** (****@****).

I encourage you all to keep your focus on delivering superior service to our customers, as you always do. We have a bright future ahead of us – due so much to your hard work and efforts.

Sincerely,

Joe

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements relating to any possible transaction between Public Storage and Life Storage, expectations regarding outlook and all underlying assumptions, expected acquisition, disposition, development and redevelopment activity, supply and demand for self-storage facilities, information relating to operating trends in markets where Public Storage and Life Storage operate, expectations regarding operating expenses, including property tax changes, expectations regarding the impacts from inflation and a potential future recession, Public Storage’s strategic priorities, expectations with respect to financing activities, rental rates, cap rates and yields, leasing expectations, Public Storage’s and Life Storage’s credit ratings, and all other statements other than statements of historical fact. Such statements are based on management’s beliefs and assumptions made based on information currently available to management. All statements in this communication, other than statements of historical fact, are forward-looking statements that may be identified by the use of the words “outlook,” “guidance,” “expects,” “believes,” “anticipates,” “should,” “estimates,” and similar expressions. These forward-looking statements involve known and unknown risks and uncertainties, which may cause Public Storage’s or Life Storage’s actual results and performance to be materially different from those expressed or implied in the forward-looking statements. Factors and risks that may impact future results and performance include, but are not limited to those factors and risks described in Part 1, Item 1A, “Risk Factors” in Public Storage’s and Life Storage’s respective Annual Reports on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) for the year ended December 31, 2021 and in other filings with the SEC. These include, but are not limited to: (i) the ultimate outcome of any possible transaction between Public Storage and Life Storage, including the possibility that Life Storage will reject the proposed transaction with Public Storage; (ii) uncertainties as to whether Life Storage will cooperate with Public Storage regarding the proposed transaction; (iii) the effect of the announcement of the proposed transaction on the ability of Public Storage and Life Storage to operate their respective businesses and retain and hire key personnel and to maintain favorable business relationships; (iv) the timing of the proposed transaction; (v) the ability to satisfy closing conditions to the completion of the proposed transaction (including any necessary shareholder approvals); (vi) other risks related to the completion of the proposed transaction and actions related thereto; (vii) changes in demand for Public Storage’s or Life Storage’s facilities; (viii) impacts of natural disasters, adverse changes in laws and regulations including governing property tax, evictions, rental rates, minimum wage levels, and insurance, adverse economic effects from the COVID-19 pandemic, international military conflicts, or similar events impacting public health and/or economic activity; (ix) increases in the costs of Public Storage’s or Life Storage’s primary customer acquisition channels; (x) adverse impacts to Public Storage or Life Storage and their respective customers from inflation, unfavorable foreign currency rate fluctuations, changes in federal or state tax laws related to the taxation of REITs; and (xi) security breaches, including ransomware, or a failure of Public Storage’s or Life Storage’s respective networks, systems or technology.

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal which Public Storage has made for an acquisition of Life Storage. In furtherance of this proposal and subject to future developments, Public Storage (and, if a negotiated transaction is agreed, Life Storage) may file one or more registration statements, proxy statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, prospectus or other document Public Storage and/or Life Storage may file with the SEC in connection with the proposed transaction.

Investors and security holders of Public Storage and Life Storage are urged to read the proxy statement(s), registration statement, prospectus and/or other documents filed with the SEC carefully in their entirety if and when they become available as they will contain important information about the proposed transaction. Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to stockholders of Public Storage and/or Life Storage, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Public Storage through the website maintained by the SEC at http://www.sec.gov.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Nonetheless, Public Storage and its trustees and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. You can find information about Public Storage’s executive officers and trustees in Public Storage’s definitive proxy statement filed with the SEC on March 18, 2022 and Annual Report on Form 10-K filed with the SEC on February 22, 2022. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements or other documents filed with the SEC if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at http://www.sec.gov.

The below communication was distributed to Public Storage employees on February 5, 2023.

Overview

Following today’s announcement confirming Public Storage’s proposal to acquire Life Storage, the Talking Points and FAQs below have been developed to help you address questions from customers, vendors and other external stakeholders you may interact with on a day-to-day basis.

This document is for your use only – it is not to be circulated to others. Please remember not to speculate or comment beyond the information provided here.

What to do if a member of the media or an investor/analyst calls? If you receive a question from media, please do not comment but rather direct those inquiries to **** (****@****). If you receive a question from investors, please do not comment but rather direct those inquiries to **** (****@****).

Talking Points

•

Public Storage has made a proposal to acquire Life Storage, which we expect to unlock growth and value creation opportunities embedded in Life Storage’s portfolio. Our proposal would create a combined company with significant advantages and a strong trajectory of profitable growth.

•	This is exciting news, but we have not yet reached an agreement and there is no guarantee that we ever will.

•	For now, it’s business as usual at Public Storage, and we will share additional updates as possible.

FAQ

1.	Why has Public Storage made a proposal to acquire Life Storage?

•

Public Storage believes a combination with Life Storage will unlock growth and value creation opportunities embedded in Life Storage’s portfolio. Our proposal would create a combined company with significant advantages and a strong trajectory of profitable growth.

2.	Can you tell me more about Life Storage?

•	Life Storage is another self-storage company with a nation-wide presence.

•

Public Storage believes a combination with Life Storage will unlock growth and value creation opportunities embedded in Life Storage’s portfolio. Our proposal would create a combined company with significant advantages and a strong trajectory of profitable growth.

3.	What impact might this have on Public Storage’s current operations?

•

One of the main reasons we are interested in acquiring Life Storage is because we can unlock growth and value creation opportunities embedded in Life Storage’s portfolio, including through our operational capabilities.

•	For now, it’s business as usual at Public Storage.

4.	What impact might this have on customers’ current rental agreements with Public Storage?

•	We do not expect this proposal to have any impact on Public Storage’s existing rental agreements.

•	For now, it’s business as usual at Public Storage.

5.	When do you expect to have more information to share?

•	This kind of process can take some time to play out.

•	For now, it’s business as usual at Public Storage, and we will share additional updates as appropriate.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements relating to any possible transaction between Public Storage and Life Storage, expectations regarding outlook and all underlying assumptions, expected acquisition, disposition, development and redevelopment activity, supply and demand for self-storage facilities, information relating to operating trends in markets where Public Storage and Life Storage operate, expectations regarding operating expenses, including property tax changes, expectations regarding the impacts from inflation and a potential future recession, Public Storage’s strategic priorities, expectations with respect to financing activities, rental rates, cap rates and yields, leasing expectations, Public Storage’s and Life Storage’s credit ratings, and all other statements other than statements of historical fact. Such statements are based on management’s beliefs and assumptions made based on information currently available to management. All statements in this communication, other than statements of historical fact, are forward-looking statements that may be identified by the use of the words “outlook,” “guidance,” “expects,” “believes,” “anticipates,” “should,” “estimates,” and similar expressions. These forward-looking statements involve known and unknown risks and uncertainties, which may cause Public Storage’s or Life Storage’s actual results and performance to be materially different from those expressed or implied in the forward-looking statements. Factors and risks that may impact future results and performance include, but are not limited to those factors and risks described in Part 1, Item 1A, “Risk Factors” in Public Storage’s and Life Storage’s respective Annual Reports on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) for the year ended December 31, 2021 and in other filings with the SEC. These include, but are not limited to: (i) the ultimate outcome of any possible transaction between Public Storage and Life Storage, including the possibility that Life Storage will reject the proposed transaction with Public Storage; (ii) uncertainties as to whether Life Storage will cooperate with Public Storage regarding the proposed transaction; (iii) the effect of the announcement of the proposed transaction on the ability of Public Storage and Life Storage to operate their respective businesses and retain and hire key personnel and to maintain favorable business relationships; (iv) the timing of the proposed transaction; (v) the ability to satisfy closing conditions to the completion of the proposed transaction (including any necessary shareholder approvals); (vi) other risks related to the completion of the proposed transaction and actions related thereto; (vii) changes in demand for Public Storage’s or Life Storage’s facilities; (viii) impacts of natural disasters, adverse changes in laws and regulations including governing property tax, evictions, rental rates, minimum wage levels, and insurance, adverse economic effects from the COVID-19 pandemic, international military conflicts, or similar events impacting public health and/or economic activity; (ix) increases in the costs of Public Storage’s or Life Storage’s primary customer acquisition channels; (x) adverse impacts to Public Storage or Life Storage and their respective customers from inflation, unfavorable foreign currency rate fluctuations, changes in federal or state tax laws related to the taxation of REITs; and (xi) security breaches, including ransomware, or a failure of Public Storage’s or Life Storage’s respective networks, systems or technology.

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal which Public Storage has made for an acquisition of Life Storage. In furtherance of this proposal and subject to future developments, Public Storage (and, if a negotiated transaction is agreed, Life Storage) may file one or more registration statements, proxy statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, prospectus or other document Public Storage and/or Life Storage may file with the SEC in connection with the proposed transaction.

Investors and security holders of Public Storage and Life Storage are urged to read the proxy statement(s), registration statement, prospectus and/or other documents filed with the SEC carefully in their entirety if and when they become available as they will contain important information about the proposed transaction. Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to stockholders of Public Storage and/or Life Storage, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Public Storage through the website maintained by the SEC at http://www.sec.gov.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Nonetheless, Public Storage and its trustees and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. You can find information about Public Storage’s executive officers and trustees in Public Storage’s definitive proxy statement filed with the SEC on March 18, 2022 and Annual Report on Form 10-K filed with the SEC on February 22, 2022. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements or other documents filed with the SEC if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at http://www.sec.gov.